Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 30, 2025

Relating to Preliminary Prospectus dated January 30, 2025

Registration No. 333-284601

Blackstone Private Credit Fund

$150,000,000 7.300% Notes due 2028

PRICING TERM SHEET

January 30, 2025

The following sets forth the final terms of the 7.300% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated January 30, 2025 (the “Preliminary Prospectus Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

On November 27, 2023, Blackstone Private Credit Fund issued $500,000,000 in aggregate principal amount of its 7.300% Notes due 2028 (the “Existing Notes”) pursuant to an indenture, dated as of September 15, 2021 (the “Base Indenture”), as supplemented by the Eleventh Supplemental Indenture, dated as of November 27, 2023 (the “Eleventh Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) between Blackstone Private Credit Fund and U.S. Bank National Association, as trustee. The securities offered hereby (the “New Notes”) are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer: Security Title: Expected Ratings*:	Blackstone Private Credit Fund 7.300% Notes due 2028 Baa2 (stable) (Moody’s) / BBB- (positive) (S&P)

Aggregate Principal Amount Offered:	$150,000,000

Maturity Date:	November 27, 2028

Trade Date: Settlement Date: Interest Payment Dates:	January 30, 2025 February 6, 2025 (T+5)** May 27 and November 27, commencing May 27, 2025

Price to Public (Issue Price): Aggregate Accrued Interest:	105.258% of the principal amount $2,098,750 of accrued interest from November 27, 2024 up to, but not including, the date of delivery of the New Notes

Coupon (Interest Rate):	7.300%

Yield to Maturity:	5.711%

Spread to Benchmark Treasury:	+ 147 basis points

Benchmark Treasury:	4.250% due January 15, 2028

Benchmark Treasury Price and Yield:	100 – 00 3/4 / 4.241%

Optional Redemption:

Prior to October 27, 2028 (the date falling one month prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the redemption date) on the Notes to be redeemed through the Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 50 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	09261HBC0 / US09261HBC07

Sole Book-Running Manager: Co-Manager:	SMBC Nikko Securities America, Inc. Blackstone Securities Partners L.P.

Note: *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note: **Blackstone Private Credit Fund expects that delivery of the Notes will be made to investors on or about February 6, 2025, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blackstone Private Credit Fund before investing. The Preliminary Prospectus Supplement contains this and other information about Blackstone Private Credit Fund and should be read carefully before investing.

The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Blackstone Private Credit Fund and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Blackstone Private Credit Fund or SMBC Nikko Securities America, Inc. will arrange to send you the Preliminary Prospectus Supplement if you request it from SMBC Nikko Securities America, Inc. at +1-212-224-5135.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.